Exhibit 99.3

Certification of Interim Filings During Transition Period

I, Bernard Isautier, Chairman, President and Chief Executive Officer, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instruments 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings of PetroKazakhstan Inc., (the issuer) for the interim period ending June 30, 2004;

2.
Based on my knowledge, the interim filings do not contain any untrue statements of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Bernard Isautier
Chairman, President and Chief Executive Officer

Certification of Interim Filings During Transition Period

I, Nicholas H. Gay, Senior Vice President and Chief Financial Officer, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instruments 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings of PetroKazakhstan Inc., (the issuer) for the interim period ending June 30, 2004;

2.
Based on my knowledge, the interim filings do not contain any untrue statements of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Nicholas H. Gay
Senior Vice President and Chief Financial Officer